UNITED TECHNOLOGIES CORPORATION

One Financial Plaza

Hartford, Connecticut 06101

February 7, 2013

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Annual Report Under
Section 219 of the Iran Threat Reduction and Syria Human Rights Act
of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities and Exchange Act of 1934, as amended, notice is hereby provided that United Technologies Corporation has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the fiscal year ended December 31, 2012, which was filed with the U.S. Securities and Exchange Commission on February 7, 2013.

Respectfully submitted,

UNITED TECHNOLOGIES CORPORATION

By:	/s/ PETER J. GRABER-LIPPERMAN
Peter J. Graber-Lipperman Vice President, Secretary and Associate General Counsel